

August 8, 2011

Via E-mail
Alnoor Shivji
President
WaferGen Bio-systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA 94555

Re: WaferGen Bio-systems, Inc.
Registration Statement on Form S-1
Filed July 12, 2011
File No. 333-175507

Dear Mr. Shivji:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   As appropriate, please amend the Form S-1 to provide revised disclosures to address the comments in our comment letter dated August 8, 2011 on your Form 10-K filed March 31, 2011.

Selling Shareholders, page 20

2.   Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

<u>Signatures, page II-10</u>

3.   Please indicate below the second paragraph of text required on the Form S-1 Signatures page who signed the registration statement in the capacity of controller or principal accounting officer.

<u>Exhibit 5.1</u>

4.   The opinion that you file to satisfy your obligation per Regulation S-K Item 601(b)(5) may not assume conclusions of law which are a necessary requirement of the ultimate legality opinion, material facts underlying the opinion or facts that are readily ascertainable. Please file an opinion with revisions to the last sentence of the paragraph following the bullet points accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): John M. Rafferty, Esq.
                 Morrison & Foerster LLP